June 14, 2005


Mail Stop 4561


Jonathan W. Trutter
Chief Executive Officer
Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue, 12th Floor
Chicago, IL 60631

Re:	Deerfield Triarc Capital Corp.
	Amendment No. 2 to Form S-11 filed on June 1, 2005
	File No.  333-123762

Dear Mr. Trutter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note that at least 15% (and up to 100%) of your manager`s fees are to be paid in vested stock. See Section 8(f) of the management agreement. We further note that the manager is restricted from selling those shares for itself for one year from the date of issuance. However, the manager may allocate them to any number of people, in its "sole and absolute discretion," prior to the expiration of this period. Apparently, recipients of such allocations are not themselves bound by the one-year lock up. Please tell us why your manager should not be viewed as an underwriter with respect to future distributions of stock under the management agreement and, if it is an underwriter, what exemption from registration it intends to rely on for making allocations.

2. We note your response to prior comment 18 and fail to see how your business model is unique. Numerous other firms complement their "investments in MBS with a variety of other alternative asset classes to attempt to enhance returns to" stockholders and "reduce the overall risk" by reducing correlation among investments. Please omit. Also, with respect to your "deal flow" disclosure, please revise to make it clear in the same reference that no such opportunities have been brought to you to date and that your manager and Triarc are not obligated to provide you with any opportunities at all.

Cover Page
3. Please revise to limit the underwriters on the cover to the managing underwriters.

Summary, page 1

Our Investment Strategy, page 6
4. Please remove duplicative disclosure-the first three sentences of the second paragraph repeats information contained in your description of your manager at the top of the page.

Conflicts of Interest, page 10
5. We note your response to prior comment 35. Please disclose this information in your discussion of manager conflicts.

MD&A

Recent Developments, page 69
6. We note your response to prior comment 39. Please confirm that you have disclosed your acquisition of $100 million in bank loans connected with the Market Square CDO.

Collateralized Debt Obligations, page 80
7. We note your disclosure that as of March 31, 2005 you had invested in one CDO tranche with fair market value of $2.9 million. We further note that CDOs in which you invest may be "synthetic."
Please indicate the nature of this investment.



Principal Stockholders, page 121

8. We note from footnote (6) that Mr. Peltz is a "significant" stockholder of Triarc. Please revise to disclose his percentage ownership.

Notes to the Financial Statements for the three months ended March 31, 2005 and the year ended December 31, 2004

Notes 8 & 6 - Capital Stock and Earnings (Loss) per Share, pages
F-12
- F-13 and F-29 - F-30

9. We note your response to comment 52 and the supplemental information dated June 13, 2005. We acknowledge your representation that estimating dividend yield based on the book value of your competitors as opposed to using the market value, as we advocate, results in an immaterial impact to your operations and financial position. Please confirm that you will continue to assess the materiality of using the book value approach as opposed to the market value approach.
Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      You may contact Matt Maulbeck at 202-551-3466 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Daniel M. LeBey, Esq. (via facsimile)
	Hunton & Williams LLP


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Deerfield Triarc Capital Corp.
June 14, 2005
Page 1